BANCOLOMBIA ANNOUNCES THE REORGANIZATION OF ITS CORPORATE MANAGEMENT STRUCTURE

Medellín, Colombia, October 20, 2011

 In the spirit of maintaining long-term relationships with our employees, clients, shareholders, suppliers and the communities with whom we do business, and in order to face today’s market challenges more efficiently, Bancolombia reorganizes its corporate management structure.

This reorganization, approved yesterday by the Board of Directors, was the result of a collaboration among different parts of the organization, and resulted in the creation of a new model focused on business lines. The reorganization of the vice-presidencies that report directly to the President resulted in five vice-presidents of Business Units, supported by seven vice-presidents of Corporate Functions.

Board of Directors
President
President Assistant
Comunications
Corporate Functions
Corporate Services Vice-presidency (Operations, Technology and Administrative)
Management of the Human Vice-presidency
Vice- Presidency of Risk
Legal Vice- presidency
Corporate Development Vice-presidency
Financial Vice Presidency
Audit Vice-presidency
Bussiness Units
People and SMEs Vice-presidency
Companies and Government Vice-presidency
Consumer Credit Vice-presidency
Capital Markets Vice-presidency
International Vice-presidency
Factoring Bancolombia
Leasing Bancolombia
Tuya
Sufi
Housing and Construction Loans VP
Cards
Banca de Inversión
Valores Bancolombia
Fiduciaria Bancolombia
Treasury VP
Banco Agrícola
Perú
Panamá
Puerto Rico
Miami

Four new Vice-president roles

This reorganization included the creation of four new vice-presidencies.

In the Corporate Vice-presidencies Group, a Services Vice-presidency was created, and will coordinate the Operations, Technology and Administrative Vice-presidencies.

In the Business Unit Vice-presidencies Group, three Vice-presidencies were created:

Consumer and Home Credit Vice-presidency, responsible for coordinating Housing and Construction Loans Vice-presidency, TUYA and SUFI;

Capital Markets Vice-presidency, responsible for coordinating Treasury Vice-presidency and Banca de Inversión Bancolombia, Fiduciaria Bancolombia and Valores Bancolombia; and

International Vice-presidency, responsible for coordinating Bancolombia businesses in Peru, Miami, Puerto Rico and Panama, and Banco Agrícola in El Salvador.

Appointments

As a result of the new structure, the following appointments were made:

Juan Carlos Mora Uribe was appointed Corporate Services Vice-president. He was formerly the Vice-president of Technology Management and Innova.

Carlos Alberto Rodriguez Lopez was appointed  International Vice-president. He was formerly performing the role of Treasury Vice-president.

Maria Cristina Arrastía Uribe was appointed Consumer and Home Credit Vice-president. She was formerly performing the role of SUFI General Manager.

Rodrigo Prieto Uribe was appointed Vice-president of Risks. He was formerly performing that role on an interim basis.

Maria Cristina Calderón Betancur was appointed Technology Vice-president. She was formerly performing that role on an interim basis.

Jorge Iván Otálvaro Tobón was appointed Administrative Vice-president, a vice-presidency that will be under the control of the Corporate Services Vice-presidency. Mr. Otálvaro holds a degree in Business Administration from the Universidad Eafit of Medellín, a MBA of IE Business School of Madrid, Spain, and Studies in Advanced Management from the Universidad de los Andes of Bogota. He has been working in the organization since 1995.

Hernán Alzate Arias was appointed Treasury Vice-president, a vice-presidency that will be under the control of the Capital Markets vice-presidency. Mr. Alzate holds a degree in Business Administration of the Universidad Eafit of Medellin, a MBA in finance from New Paltz School of Business, State University of New York and a post graduate degree in Economy and Studies in Advanced Management from the Universidad de los Andes of Bogota. He has been working in the organization since 2008.

Jorge Andres Isaza Betancur was appointed as SUFI National Manager. Mr. Isaza holds a law degree of the UPB of Medellin, has a post graduate degree in Marketing from Eafit and studies in Advanced Management from the Universidad de la Sabana. He has been working in the organization since 1999, where performed various roles in the commercial area.

Interim Vice-presidencies

This reorganization included the appointment of two Interim Vice-presidencies.

Sergio Restrepo Isaza was appointed as Capital Markets Vice-presidency, and will still be in charge of the Corporate Development Vice-presidency.

Carmenza Henao Tisnés will continue to be in charge of the Audit Vice-presidency, while Luis Arturo Penagos leads an internal project of the group.

The Bank will begin all the legal procedures for the new legal representative appointments with the Financial Superintendency of Colombia.